FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  09 September 2004


                         Commission File Number 000-02404




                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Additional Listing dated 09 September 2004



                                                          9 SEPTEMBER 2004

                           BALTIMORE TECHNOLOGIES PLC
                  (Ticker: Reuters BLM.L or Bloomberg: BLM LN)

                         ("Baltimore" or "the Company")

           Application for shares to be admitted to the Official List

The Board of Baltimore has become aware that the number of shares in issue, recorded in the Company's, records does not match the number of shares that have been admitted to the Official List. This discrepancy appears to have come about in the past, at or around the dates that the Company's share capital was reorganised in 2000 and 2002. In addition, pursuant to the final conversion of the 5% Convertible Loan Notes issued in January 1999 in relation to an acquisition made at that time, 58,653 ordinary shares of 1.0p each ("Ordinary Shares") have been allotted.

Accordingly, application has been made for a total of 151,809 Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for admission to trading on the London Stock Exchange's market for listed securities. These shares will rank pari passu with the existing Ordinary Shares and it is expected that admission will occur and dealings will commence on 15 September 2004. Following this the total number of Ordinary Shares in issue will be 53,830,305.

The Company has also today made an application for a block listing to the UKLA and to the London Stock Exchange for up to 85,231 Ordinary Shares, pursuant to the exchange for the remaining exchangeable shares created on the acquisition of Nevex Software Technologies Inc in 2000. In due course, these shares will be issued fully paid and will rank pari passu with the existing Ordinary Shares.

                                    --ENDS--

Enquiries:

Bishopsgate Communications Ltd                               Tel: 020 7430 1600
Maxine Barnes
Dominic Barretto
Email: maxine@bishopsgatecommunications.com



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:         /s/Tim Lovell
                Name:       Tim Lovell
                Title:      Finance Director




Date: 09 September 2004